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SEC Mail Processing Section MAR 28 2018 Washington DC 415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14900

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Muriel Siebert & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Wall Street, 25th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew H. Reich (212) 644-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza - Suite 3000 (Address) New York (City) NY (State) 10119 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN - 4 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew H. Reich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Muriel Siebert & Co., Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

We further affirm that these financial statements are being made available to all members or allied members of the New York Stock Exchange, Inc. employed by the Company.

Signature

CEO & CFO

Title

Notary Public

ED SHAUGHNESSY
Commission # 2079682
Notary Public - California
Los Angeles County
My Comm. Expires Sep 24, 2018

3/22/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURIEL SIEBERT & CO., INC.

FINANCIAL STATEMENTS
Including Report of Independent Registered Public Accounting Firm

As of and for the year ended
DECEMBER 31, 2017
(with supplementary information)

MURIEL SIEBERT & CO., INC.

Year Ended December 31, 2017

MURIEL SIEBERT & CO., INC.

Statement of Financial Condition
December 31, 2017

ASSETS	
Cash	**$ 3,765,000**
Receivable from clearing and other brokers	**1,346,000**
Furniture, equipment and leasehold improvements, net	**347,000**
Prepaid expenses and other assets	**234,000**
Receivable from related party	**283,000**
	$ 5,975,000
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued liabilities	**$ 420,000**
Due to parent	**125,000**
Due to related parties	**127,000**
	672,000
Commitment and Contingent Liabilities	
Stockholder's equity:	
Common stock, $1 par value; 1,000 shares authorized; 649 shares issued	**1,000**
Additional paid-in capital	**3,173,000**
Retained earnings	**2,129,000**
	5,303,000
	$ 5,975,000

See accompanying notes to the

MURIEL SIEBERT & CO., INC.

Statement of Operations
Year Ended December 31, 2017

Revenues:	
Commissions and fees	$ 4,801,000
Trading gain, net	1,640,000
Interest and dividends	6,619,000
	13,060,000
Expenses:	
Employee compensation and benefits	5,075,000
Professional Fees	1,114,000
Clearing fees, including execution costs	1,031,000
Office expense	512,000
Occupancy	437,000
Communications	258,000
Warehouse	165,000
Depreciation	115,000
Travel and Entertainment	97,000
Advertising and promotion	87,000
State registrations	70,000
Equipment leases	69,000
Charitable contributions	60,000
Interest	15,000
Other general and administrative	443,000
Total Expenses	9,548,000
Income before provision for income taxes	3,512,000
Provision for Income Taxes	(553,000)
Net Income	$ 2,959,000

See accompanying notes to the

MURIEL SIEBERT & CO., INC.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2017

	Number of Shares						
	Common Stock	Treasury Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance - January 1, 2017	743	94	$ 1,000	$ 1,547,000	-	$ (25,000)	$1,523,000
Net Income	-	-	-	-	2,959,000	-	2,959,000
Contribution from Parent				1,651,000			1,651,000
Retirement of Treasury Stock	(94)	(94)	-	(25,000)	-	25,000	-
Distribution to Parent					(830,000)		(830,000)
Balance - December 31, 2017	649	0	$ 1,000	$3,173,000	$2,129,000	$ 0	$5,303,000

See accompanying notes to the

MURIEL SIEBERT & CO., INC.

Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:	
Net income	$ 2,959,000
Adjustments to reconcile income to net cash provided by operating activities:	
Depreciation and amortization	115,000
Income taxes paid by the Parent	400,000
Changes in:	
Receivable from clearing and other brokers	(1,078,000)
Securities owned, at fair value	92,000
Prepaid expenses and other assets	135,000
Accounts payable and accrued liabilities	(191,000)
Due to parent	125,000
Net cash provided by operating activities	2,557,000
Cash Flows from investing activities:	
Purchase of furniture, equipment and leasehold improvements	(416,000)
Net cash used in investing activities	(416,000)
Cash Flows from financing activities:	
Contributions from Parent	426,000
Distributions to Parent	(830,000)
Net cash provided by financing activities	(404,000)
Net increase in cash and cash equivalents	1,737,000
Cash and cash equivalents - beginning of year	2,028,000
Cash - end of year	$ 3,765,000

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 33,000
Cash paid during the year for interest	$ 15,000

SUMMARY OF NON-CASH FINANCING TRANSACTIONS

Capital contribution from Parent for income taxes	$ 400,000
Payment by Parent of settlement liability	$ 825,000

See accompanying notes to the

Notes to Financial Statements
December 31, 2017

NOTE A – BUSINESS

Muriel Siebert & Co., Inc. (the "Company"), a wholly-owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent"), engages in the business of providing discount brokerage services for customers, and trading securities for its own account.

The Company is headquartered in New York, New York, with offices throughout the United States and clients worldwide.

On June 26, 2017, the Company acquired the retail broker-dealer business of StockCross Financial Services Inc. ("StockCross"), an entity related through common ownership. The purpose of the transaction was to consolidate similar business lines of the related parties. The transaction closed on November 30, 2017, and was funded by the Parent issuing and delivering to StockCross 5,072,062 shares of its restricted common stock valued at $19,983,924. Additional costs incurred to consummate the transaction include $125,000, which were paid to lawyers and for appraisal fees. The Company acquired various rent obligations, transferred employees and customer lists.

StockCross was an entity under common control, the assets and liabilities transferred to the Company from StockCross were recorded at historical cost in accordance with ASC 805-50, Business Combinations - Related Issues. The difference between the consideration paid and historical cost of the net assets acquired was recorded as a distribution by the Parent to StockCross. The net book value of assets acquired was nil as of the date of transfer.

Additionally, as the transfer of net assets and related operations did not change the composition of MS&Co, as a reporting entity, retrospective combination of the entities for all periods presented as if the combination has been in effect since the inception of common control is not required. Accordingly, the net assets transferred and related operations are presented prospectively as of the closing date of the transaction.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 completes the joint effort by the FASB and International Accounting Standards Board (IASB) to improve financial reporting by creating common revenue recognition guidance for GAAP and International Financial Reporting Standards (IFRS). In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)." ASU 2016-08 clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing." ASU 2016-10 clarifies the implementation guidance on identifying performance obligations. These ASUs apply to all companies that enter into contracts with customers to transfer goods or services. These ASUs are effective for public entities for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company expects to adopt this guidance starting with the first quarter of fiscal year 2018. Entities have the choice to apply these ASUs either retrospectively to each reporting period presented or by recognizing the cumulative effect of applying these standards at the date of initial application and not adjusting comparative information. Management is currently assessing the impact the adoption of these standards will have on the Company's financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02), Leases (Topic 842) effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The ASU is to be applied using a modified retrospective approach with optional practical expedients and other special transition provisions. Early adoption is permitted. The ASU supersedes FASB ASC 840, Leases, and adds FASB ASC 842. It also amends and supersedes a number of other paragraphs throughout the FASB ASC. Management is currently assessing the impact the adoption of ASU 2016-02 will have on the Company's financial statements.

[2] Cash and Cash equivalents:

Cash and cash equivalents are all cash balances. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business. As of December 31, 2017, the Company did not hold any cash equivalents.

[3] Revenue recognition:

Commission revenue and related clearing expenses are recorded on a trade-date basis. Fees resulted primarily from the Company's clearing broker which include distribution fees, interest and payment of order flow, which are recorded as earned.

Trading gains and losses are recorded on a trade-date basis and principally represent riskless principal transactions in which the Company, after receiving an order, buys or sells securities as principal and at the same time sells or buys the securities with a markup or markdown to satisfy the order.

We evaluate our receivable from clearing and other broker for collectability noting no amount is considered uncollectable as of December 31, 2017.

The Company clears its customer transactions through two broker-dealers, one related and one unrelated. The arrangements require the Company to maintain a $50,000 deposit which is in an interest- bearing account with the clearing brokers. The clearing agents offset their fees, on a monthly basis, against the company's commissions.

[4] Income taxes:

The Company is included in the consolidated federal income tax return filed by Siebert. Federal income taxes are calculated as if the Company filed on a separate-return basis. Income taxes payable or receivable by the Company are reflected in the intercompany account with the Parent. The Company records an offsetting capital contribution from Siebert for income taxes not expected to paid on a consolidated basis.

The Company accounts for income taxes using the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes and for net operating loss and other carryforwards. A valuation allowance is provided for deferred tax assets based on the likelihood of realization.

[5] Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the lives of the assets, generally four years. Leasehold improvements are amortized over the period of the lease or the useful life, whichever is shorter.

[6] Advertising costs:

Advertising costs are charged to expense as incurred and amounted to $87,000 for the year ended December 31, 2017.

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[8] Evaluation of subsequent events

The Company has evaluated events that have occurred subsequent to December 31, 2017 and through March 22, 2018, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

Equipment	$ 33,000
Leasehold improvements	267,000
Software and licenses	117,000
	417,000
Less accumulated depreciation and amortization	(70,000)
	347,000

Depreciation expense for the year ended December 31, 2017 was $115,000.

NOTE D - INCOME TAXES

A reconciliation between income tax benefit computed by applying the statutory federal income tax rate to income before income taxes is as follows:

Expected income tax expense at statutory federal tax rate of 34%	$ 1,159,000
Expected income tax expense at statutory state tax rate of 4.5%, net of federal tax rate	146,000
Temporary differences	(338,000)
Utilization of net operating loss	(367,000)
Utilization of contribution carryforward	(47,000)
Income tax expense	$ 553,000

Current Income tax expense consists of the following:

Federal income taxes	$ 451,000
State and local income taxes	102,000
Income tax expense	$ 553,000

The Company recorded a capital contribution from Siebert totaling $400,000 for income taxes not expected to be paid on a consolidated basis. Additionally, the company accrued $125,000 which is to be paid to parent for share of Parent's tax obligation year ending December 31, 2017. There were no material deferred assets or liabilities recognized at year end.

Temporary differences which give rise to net deferred tax assets based on tax rates currently enacted for future years at December 31, 2017 consist of:

Deferred tax assets:	
Net operating loss carryforward - federal and state	$ 7,242,000
Contribution carryover	74,000
Furniture, equipment and leasehold improvements	(66,000)
	7,250,000
Valuation allowance	(7,250,000)
Net deferred tax assets	$ 0

As of December 31, 2017, the Company had a net operating loss carryforward of approximately $23.3 million for federal tax purposes, which expire from 2032 through 2036, and approximately $23.3 million for state tax purposes, which expire from 2032 through 2036. As a result of the sale of the majority of the equity interest in the Parent, the use of the Company's net operating loss carryforward is limited under Internal Revenue code section 382. The net operating loss that can be used in any year is approximately $895,000.

Due to cumulative losses incurred by the Company during the prior years, the Company is unable to conclude that it is more likely than not that it will realize its deferred tax asset and, accordingly, has recorded a valuation allowance to fully offset its net deferred tax asset at December 31, 2017.

The Company's effective income tax rate for the year ended December 31, 2017 reconciles to the federal statutory rate as follows:

Federal statutory rate	34.0%
State income taxes, net of federal tax benefits	3.9
Temporary differences	(12.2)
Utilization of net operating loss	(9.7)
Utilization of contribution carryforward	(1.0)
Effective income tax rate on income before taxes	15.0%

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return which resulted in no unrecognized tax benefits reflected in the 2017 financial statements. The Company classifies interest and penalties that would accrue according to the provisions of relevant tax law as interest and other general and administrative expenses. Tax years for 2015 and thereafter are subject to tax examinations by federal and state authorities. The Company is currently under tax examination by the States of New York for tax years 2012, 2013 and 2014.

Notes to Financial Statements
December 31, 2017

NOTE E - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2017, the Company had net capital of approximately $4,439,000, which was approximately $4,189,000 in excess of required net capital of $250,000.

The Company claims exemption from the reserve requirements under the SEC's Rule 15c 3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through unaffiliated clearing firms on a fully disclosed basis.

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Retail customer transactions are cleared through a clearing broker on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with its margin requirements. Securities transactions entered into as of December 31, 2017 settled subsequent thereto with no material adverse effect on the Company's statement of financial condition.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

NOTE G - COMMITMENTS, CONTINGENCIES AND OTHER

[1] The Company rents office space under operating leases expiring in 2018 through 2021. The leases call for base rent plus escalations for property taxes and other operating expenses.

Future minimum base rental payments under these operating leases are as follows:

Year	Amount
2018	$ 476,000
2019	208,000
2020	166,000
2021	125,000
Total	$ 975,000

Rent expense, including escalations for operating costs, amounted to approximately $381,000 for the year ended December 31, 2017.

[2] The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such matters are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

[3] The Company sponsors a defined-contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan. No contributions were made by the Company in 2017.

[4] In July 2013, the Company extended its fully disclosed clearing agreement with its clearing broker through July 2017 and is now operating on a month to month basis.

[5] The Company is self-insured with respect to employee health claims. The Company maintains stop-loss insurance for certain risks. The estimated liability for self-insurance claims is initially recorded in the year in which the event of loss occurs, and may be subsequently adjusted based upon new information and cost estimates. Reserves for losses represent estimates of reported losses and estimates of incurred but not reported losses based on past and current experience. Actual claims paid and settled may differ, perhaps significantly, from the provision for losses. This adds uncertainty to the estimated reserves for losses. Accordingly, it is at least possible that the ultimate settlement of losses may vary significantly from the amounts included in the financial statements.

The Company recognized expense under its self-insurance program totaling approximately $546,000 for the year ended December 31, 2017. The self-insurance reserve for employee health claims was approximately $28,000 at December 31, 2017. The self-insurance reserve is recorded in accounts payable and accrued liability in the statement of financial condition.

The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

[6] In December 2015, a then current employee of the Company commenced an arbitration before FINRA against the Company alleging a single cause of action for employment retaliation under the Sarbanes-Oxley Act of 2002. In February 2016, the employee amended his claim to replace the Sarbanes-Oxley claim with a substantially identical claim arising under the Dodd-Frank Act of 2010. On January 31, 2017 a settlement agreement was entered into pursuant to which the arbitration was dismissed with prejudice and the employee was paid $825,000 which was funded in January 2017 by Parent. The settlement has been reflected as a loss which was accrued in 2016 and funded in January 2017. The payment of the liability by Parent will be accounted for as a capital contribution.

[7] In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE H - RELATED PARTY TRANSACTIONS

In addition to the transaction described in Note A, the Company recorded the following transactions with StockCross during the year ended December 31, 2017:

Company in December 2017 assumed six security deposits from StockCross totaling $56,000 for leases being transferred from StockCross starting January 1, 2018. As part of the transaction with StockCross closing on November 30, 2017, StockCross continued to serve certain customers acquired by the Company which resulted in the Company earning $1,617,000 of revenues from StockCross offset by $1,334,000 of expenses incurred by StockCross. The difference of $283,000 is a receivable from StockCross as of December 31, 2017.

During 2017, StockCross assigned its lease and related security deposit in Jersey City, NJ to the Company; there was no gain or loss associated with this assignment.

The Company has recorded a $127,000 payable to StockCross as of December 31, 2017 for costs incurred related to the transfer of customer accounts subsequent to the November 30, 2017 closing of the StockCross transaction.

SUPPLEMENTARY INFORMATION

MURIEL SIEBERT & CO., INC.

Schedule of Computation of Net Capital under the SEC Uniform Net Capital Rule 15c3-1
December 31, 2017

Total stockholder's equity	$ 5,303,000
Non-allowable assets:	
Furniture, equipment and leasehold improvements, net	347,000
Prepaid expenses and other assets	234,000
Receivable from related Party	283,000
	864,000
Net capital before haircuts on securities positions	4,439,000
Less: Haircuts on securities:	0
Net capital	4,439,000
Minimum capital requirement	250,000
Excess net capital	$ 4,189,000
Net capital in excess of 120% of requirement	$ 4,139,000
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 420,000
Due to Parent	125,000
Due to Related Parties	127,000
Total aggregate indebtedness	672,000
Computation of basic net capital	
Minimum net capital required (greater of $250,000 or 1/15 of aggregate indebtedness)	250,000
Excess Net Capital	$ 4,189,000
Percentage of aggregate indebtedness to net capital	15.14%

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company as of the same date and included in its unaudited Part IIA FOCUS Report filing, as amended.